UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. No.	1	)*
NQ Mobile Inc.

(Name of Issuer)

American Depositary Shares, each representing Five (5) Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

64118U108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 64118U1080	13G	Page 2 of 10 pages

1	NAME OF REPORTING PERSON Oberweis Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF	5	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER None
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER None
WITH	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 2 of 10 Pages

CUSIP No. 64118U1080	13G	Page 3 of 10 pages

1	NAME OF REPORTING PERSON James D. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER None
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER None
WITH	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 10 Pages

CUSIP No. 64118U1080	13G	Page 3 of 10 pages

1	NAME OF REPORTING PERSON James W. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER None
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER None
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER None
WITH	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Each American Depositary Share (“ADS”) represents five (5) Class A Common Shares, par value $0.0001 per share

Page 4 of 10 Pages

Item 1(a)	Name of Issuer:
NQ Mobile Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
No. 4 Building, 11 Heping Li East Street
Dongcheng District, Beijing 100013, The People’s Republic of China
Item 2(a)	Name of Person Filing:
Oberweis Asset Management, Inc. (“OAM”)
James D. Oberweis
James W. Oberweis
Item 2(b)	Address of Principal Business Office or, if none, Residence:
OAM, James D. Oberweis and James W. Oberweis are located at:
3333 Warrenville Road
Suite 500
Lisle, IL 60532
Item 2(c)	Citizenship:
OAM is an Illinois Corporation.
James D. Oberweis and James W. Oberweis are U.S. citizens.
Item 2(d)	Title of Class of Securities:
American Depositary Shares, each representing Five (5) Class A Common Shares, par value US$0.0001 per share
Item 2(e)	CUSIP Number:
64118U1080
Item 3	Type of Person:

(e) OAM is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). James D. Oberweis and James W. Oberweis are the principal stockholders of OAM.

Page 5 of 10 Pages

Item 4	Ownership (at December 31, 2014):
(a) Amount owned “beneficially” within the meaning of rule 13d-3:
None
(b) Percent of class:
0.0% (based on 393,446,33 Class A common shares, including American Depositary shares, outstanding on October 14, 2014, as reported in the Issuer’s annual report on Form 20-F filed on October 27, 2014 with the Securities and Exchange Commission for the fiscal year ended December 31, 2013.)
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
none

(ii) shared power to vote or to direct the vote:
none

(iii) sole power to dispose or to direct the disposition of:
none

(iv) shared power to dispose or to direct disposition of:
none

* Each American Depositary Share (“ADS”) represents five (5) Class A Common Shares, par value $0.0001 per share
Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Page 6 of 10 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable
Item 8	Identification and Classification of Members of the Group:
Not Applicable
Item 9	Notice of Dissolution of Group:
Not Applicable
Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

OBERWEIS ASSET MANAGEMENT, INC.
By:	/s/ Patrick B. Joyce
Patrick B. Joyce
Executive Vice President

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/s/ James D. Oberweis
James D. Oberweis

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/s/ James W. Oberweis
James W. Oberweis

.

Page 8 of 10 Pages

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 13, 2015 between Oberweis Asset Management, Inc., James D. Oberweis and James W. Oberweis

Page 9 of 10 Pages